Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELEASE

Stream Announces Results of Special Shareholders' Vote

WARSAW, Poland, May 22, 2007 - Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ) ("Stream Communications"), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced the results of the Special Shareholder meeting vote which took place on Friday, May 18, 2007. The required quorum was met, and the Disposition Resolution received the affirmative votes required to pass.

The Company will make further announcements about the progress of the restructuring and refinancing plan as those steps are taken.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.